                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13d-1(b), (c) AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 4 )*


                              Level 8 Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   52729M-10-2
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    /_/      Rule 13d-1(b)
    /_/      Rule 13d-1(c)
    /X/      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                                                              Page 1 of 16 pages

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 2 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          PEC Israel Economic Corporation
          EIN 13-1143528
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Maine
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          /_/
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
                           CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 3 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          DIC Loans Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
                           CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 4 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          /_/
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%

--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
          CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 5 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
          CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 6 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
          CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 7 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Oudi Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 8 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Leon Y. Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                        PAGE 9 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Judith Yovel Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          Israel
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
                           IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G
-----------------------                                      -------------------
CUSIP NO.  52729M-10-2                                       PAGE 10 OF 16 PAGES
-----------------------                                      -------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Elaine Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) /X/
                                                             (b) /_/
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
  NUMBER OF       5        SOLE VOTING POWER
   SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6        SHARED VOTING POWER
    EACH                   5,683,180
  REPORTING       --------------------------------------------------------------
   PERSON         7        SOLE DISPOSITIVE POWER
    WITH                   -0-
                  --------------------------------------------------------------
                  8        SHARED DISPOSITIVE POWER
                           5,683,180
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           5,683,180
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
          |_|
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           42.8%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON *
                           IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 4 to Schedule 13G is filed by the Reporting Persons who, by reason of their direct or indirect ownership of outstanding shares of Liraz Systems Ltd. ("Liraz"), which has filed a Schedule 13G, as amended, in respect of its beneficial ownership of shares of the Level 8 Systems, Inc. (the "Issuer"), may be deemed to share the power to vote or dispose of such shares of the Issuer. Unless otherwise defined in this Amendment No. 4 to Schedule 13G, capitalized terms used in this Amendment No. 4 are defined in this Statement on Schedule 13G, as previously filed.

                  The following amends Items 2 and 4 of this Statement on
Schedule 13G, as previously filed.

Item 2.  REPORTING PERSONS AND CLASS OF SECURITIES.

                  (a), (b) and (c): As of December 31, 1999, IDB Holding owned approximately 71% of IDB Development, which, in turn, owned approximately 71.7% of DIC. As of such date, DIC owned all the outstanding capital stock of PEC and all the outstanding voting capital stock of DIC Loans.

                  On May 28, 1999, Mr. Raphael Recanati died and ceased to be a Reporting Person. Mr. Oudi Recanati is hereby added as a Reporting Person. Mr. Oudi Recanati is an Israeli citizen and his principal business office is "The Tower", 3 Daniel Frisch Street, Tel Aviv, Israel.

                  Companies controlled by Mr. Oudi Recanati, Mr. Leon Y. Recanati, Mrs. Judith Yovel Recanati and Mrs. Elaine Recanati together beneficially owned approximately 51.6% of the equity and voting power of IDB Holding as of December 31, 1999. Mrs. Elaine Recanati is the aunt of Mr. Leon Recanati and Mrs. Judith Yovel Recanati, who are brother and sister, and of Mr. Oudi Recanati, who is a cousin of Mr. Leon Recanati and Judith Yovel Recanati. Messrs. Oudi Recanati and Leon Y. Recanati are each the Co-Chairman and Co-Chief Executive Officer of IDB Holding and Co-Chairman of IDB Development. Mr. Oudi Recanati is also the Chairman of PEC and DIC.

                                                             Page 11 of 16 pages

Item 4.  OWNERSHIP.

                  The Issuer has advised the Reporting Persons that as of December 31, 1999 the Issuer had 12,269,610 outstanding shares of Common Stock. In addition, Liraz has advised the Reporting Persons that as of December 31, 1999 a wholly-owned subsidiary of Liraz owned 10,000 Preferred A shares of the Issuer (the "Preferred Stock") which are convertible into 1,000,000 shares of Common Stock. The percentages of outstanding shares of Common Stock used in this Statement are based on 13,269,610 shares.

                  None of the Reporting Persons owns directly any shares of Common Stock. The Reporting Persons are advised by Liraz that as of December 31, 1999 Liraz and its wholly-owned subsidiaries, Liraz Export (1990) Ltd. ("Liraz Export") and ASE Advanced Systems Europe B.V. ("ASE"), beneficially owned 5,683,180 shares of Common Stock, of which Liraz owned 2,861,923 shares, Liraz Export owned 821,257 shares, and ASE owned 2,000,000 shares (including the 1,000,000 shares that are issuable upon conversion of its shares of Preferred Stock), representing a total of 42.8% of the outstanding shares of Common Stock. Reference is made to Item 4 of the Schedule 13G filed by Liraz, as amended.

                  The Reporting Persons are advised by Liraz that there were 6,515,499 outstanding ordinary shares of Liraz as of December 31, 1999. As of December 31, 1999, various of the Reporting Persons shared the power to vote and dispose of 2,852,247 ordinary shares of Liraz, or approximately 43.8% of the outstanding ordinary shares of Liraz. As of such date, PEC and DIC Loans beneficially owned 1,426,123 and 1,426,124 ordinary shares of Liraz, respectively, or approximately 21.9% each of the outstanding ordinary shares of Liraz. As of such date, DIC, by reason of its ownership of PEC and DIC Loans, shared the power to vote and dispose of 2,852,247 ordinary shares of Liraz. As of such date, IDB Development, by reason of its ownership interest in DIC, and IDB Holding, by reason of its ownership interest in IDB Development, shared the power to vote and dispose of 2,852,247 ordinary shares of Liraz.

                                                             Page 12 of 16 pages

                  During 1999, the shareholders agreement among PEC, DIC and Mr. Arie Kilman (the Chairman of the Board and Chief Executive Officer of the Issuer and, until December 13, 1999, the Chairman of the Board of Directors and President of Liraz), pursuant to which PEC, DIC and Mr. Kilman agreed to act together to elect directors of Liraz and for certain other purposes, was terminated.

                  The Reporting Persons may by reason of their interest in and relationships with Liraz be deemed to share voting power and dispositive power with respect to the 5,683,180 shares of Common Stock of the Issuer which Liraz, Liraz Export and ASE directly own.

                                  EXHIBIT INDEX

Exhibit 1

                                    Agreement dated December 15, 1999 between
                                    Mr. Oudi Recanati and PEC authorizing PEC to file this Schedule 13G and any amendment hereto on behalf of Mr. Recananti.

                                                             Page 13 of 16 pages

SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this amendment to the Statement is true, complete and correct.

February 14, 2000                  PEC ISRAEL ECONOMIC CORPORATION
                                   DIC LOANS LTD.
                                   DISCOUNT INVESTMENT CORPORATION LTD.
                                   IDB DEVELOPMENT CORPORATION LTD.
                                   IDB HOLDING CORPORATION LTD.
                                   OUDI RECANATI
                                   LEON RECANATI
                                   JUDITH YOVEL RECANATI
                                   ELAINE RECANATI

                           By:     PEC ISRAEL ECONOMIC CORPORATION

                           By:      s/ JAMES I. EDELSON
                                   --------------------------------------------

                                   James I. Edelson, President of PEC Israel
                                   Economic Corporation for itself and on behalf of Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Leon Recanati and Judith Yovel Recanati pursuant to the agreements annexed as Exhibits 1-3 and 6 and 7 to amendment no. 1 to Schedule 13G, on behalf of Elaine Recanati pursuant to the agreement annexed as Exhibit 1 to amendment no. 2 to
                                   Schedule 13G, on behalf of DIC Loans pursuant to the agreement annexed as Exhibit 1 to amendment no. 3 to Schedule 13G and on behalf of Oudi Recanati pursuant to Exhibit 1 annexed hereto.

                                                             Page 14 of 16 pages

                                           December 15, 1999

PEC Israel Economic Corporation
511 Fifth Avenue
New York, New York 10017

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that PEC Israel Economic Corporation ("PEC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of the companies listed on Exhibit A hereto purchased, owned or sold from time to time by the undersigned.

          PEC is hereby authorized to file a copy of this letter as an exhibit to any of said Schedule 13Ds or Schedule 13Gs or any amendments thereto.

                                   Very truly yours,


                                   S/OUDI RECANATI
                                   ---------------------------------------------
                                   Oudi Recanati

Agreed:

PEC Israel Economic Corporation

By: S/JAMES I. EDELSON
    ------------------------------
    James I. Edelson
    Executive Vice President

                                                             Page 15 of 16 pages

                                                                       Exhibit A

                           Elron Electronic Industries Ltd.

                           Gilat Communications Ltd.

                           Gilat Satellite Networks Ltd.

                           Level 8 Systems, Inc.

                           LOGAL Educational Software and Systems Ltd.

                           NICE Systems Ltd.

                           Scitex Corporation Ltd.

                           Super-Sol Ltd.

                           Tefron Ltd.

                                                             Page 16 of 16 pages